September 30, 2010

BY FACSIMILE AND U.S. MAIL
Rebecca O'Brien Radford, Esquire
K & L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111

      RE: ASGI Agility Income Fund
                 File Number: 811-22466

Dear Ms. Radford:

We have reviewed the registration statement for the ASGI Agility Income Fund filed on Form N-2 with the Securities and Exchange Commission on September 1, 2010 and have the following comments:

PRIVATE PLACEMENT MEMORANDUM

1. The disclosure states that the fund's investment objective :

    > is to seek investment returns over various market cycles, with a meaningful percentage of such returns derived from income. The Fund also seeks, over time, to preserve the 'real purchasing power' of an investment in the Fund through capital appreciation of the Fund's investments in an amount that is equal to or exceeds the rate of inflation (as measured by the consumer price index).

    Please recast this objective into plain English. In particular, please explain the phrase "seek[s] investment returns over various market cycles" since even an investment loss is a "return over various market cycles." In addition, please explain what is contemplated by the term "meaningful percentage."
2. Under the heading "The Fund's Investment Program – Investment Objective and Principal Strategies," in the fifth paragraph, the disclosure states that certain investment funds may pursue "absolute return strategies." Please add disclosure explaining these strategies.
3. Under the heading "The Fund's Investment Program – Investment Objective and Principal Strategies," in the seventh paragraph, please give examples of "income-oriented equity securities."

4. Under the heading "The Fund's Investment Program – Investment Objective and Principal Strategies," please disclose how individual investment decisions to buy or sell securities or underlying funds will be made on behalf of the fund.

5. On pages 2-3, under the heading "The Fund's Investment Program," the disclosure states:

> The Fund also has the ability to concentrate investments in particular Investment Funds or direct investments, or in Investment Funds or direct investments within a certain type of strategy, category or industry.

Please revise this disclosure so that the concepts of concentration and diversification are not commingled. In addition, if the fund intends to concentrate, please disclose the industry or group of industries in which it will concentrate and the risks specific to concentrating in that industry or industries. See Instruction to Item 8.2.b(2) of Form N-2. To the extent that similar disclosure appears elsewhere in the registration statement, please revise that disclosure as well. (See, e.g., pages 4, 5, 12, and 27.)

6. Under the heading "Management Fee" on page 6, please disclose the fee paid to the subadviser by the adviser.

7. In the fee table, please add a caption to the "Shareholder Transaction Expenses" to reflect the 2% redemption fee described in footnote 1. See Instruction 5 to Item 3 of Form N-2. In addition, please add disclosure to footnote 4 of the fee table stating that future Acquired Fund Fees and Expenses may be substantially higher or lower because the performance fees paid to some investment managers may fluctuate over time. See Instruction 10.g to Item 3 of Form N-2.

8. On page 18, under the heading "The Fund's Investment Program," the disclosure states that the fund's investment objective may be changed by the Board. Please add language to indicate that the fund's investment objective may be changed after 60 days notice to shareholders.

9. Please disclose the fund's fundamental policy regarding concentration.

10. Under the heading "Trustee Qualifications," please disclose each trustee's qualifications, attributes or skills (as well as experience) in light of the fund's business and structure that led to the conclusion that he should serve on the board of trustees. See Item 18.17 of Form N-2.

11. Under the heading "Control Persons," the disclosure states that an "investment vehicle" controlled and sponsored by "an affiliate of the Subadviser . . . may be . . . deemed to control the Fund." Please disclose the effect of such control on the voting rights of other shareholders. See Item 19.1 of Form N-2.

12. Please provide a general description of the services performed by the fund's independent public accounting firm. <u>See</u> Item 20.7 of Form N-2.

GENERAL

13. We may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.
14. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
15. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

TANDY LETTER

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        If you have any questions about these comments, please call me at 202-551-6951.

                        Sincerely,

                        Linda B. Stirling
                        Senior Counsel